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03022933

June 18, 2003


RECD S.E.C.
JUN 19 2003
1086

BY HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

European Aeronautic Defence and Space Company EADS N.V. ("EADS")
Information Pursuant to Rule 12g3-2(b)
File No. 82-34662

Dear Sir or Madam:

On behalf of EADS and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed a press release, dated May 6, 2003, announcing EADS's first quarter 2003 results.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (+33-1-53-89-70-00) should you have any questions.

Very truly yours,

Sami L. Toutounji

PROCESSED
JUN 30 2003
THOMSON FINANCIAL

Enclosures

cc: Mark Favero (w/enc.)
EADS

dlw 6/24

C:\My Documents\EADS\12g3-2(b)\EADS 12g3-2(b) Transmittal Letter May 26, 2003.doc

82-34662



EADS Confirms 2003 Forecast

- **First quarter EBIT of EUR 130 million**
- **Strong seasonal influences on EADS businesses**
- **Order intake increases by 41%**
- **Recent Airbus orders: continuous strong market success**
- **CEOs: "EADS expects to achieve full-year 2003 targets"**

Amsterdam, 6 May 2003

EADS (*stock exchange symbol:* EAD), *the world's second largest* aerospace and defence group, confirms its forecast for the 2003 business year. The company expects 2003 EBIT (Earnings before interest and taxes, pre goodwill amortisation and exceptionals) in the same range as 2002, based on 300 deliveries by Airbus.

The EADS CEOs, Philippe Camus and Rainer Hertrich, noted: "In the first quarter of 2003, EADS results reflect the strong seasonal influences on our businesses. Nevertheless, we expect to achieve our full year targets for 2003 thanks to ongoing commercial success and strict financial discipline."

In the first quarter, the company's EBIT amounted to EUR 130 million. This reflects the impact of higher Research and Development (R&D) costs, as planned, particularly for the Airbus A380, and the number of Airbus deliveries in the first quarter that was, as expected, slightly lower than in 2002. This, however, does not impact the overall delivery target for 2003. The first quarter 2002 EBIT of EUR 315 million had also included a positive effect of EUR 63 million from the sale of Aircelle. Total EADS revenues in the first three months of 2003 amounted to EUR 5.5 billion (first quarter 2002: EUR 6.4 billion), reflecting lower Airbus deliveries and a weaker US-Dollar, as the company reported on Tuesday on the day of

its third Annual General Shareholders Meeting in Amsterdam.

The EADS CEOs said: "We are confident that the business figures will stay on track according to our plan during the course of the year. Seasonality is normal for the aerospace industry in general and for EADS. Whilst the conclusion of the war in Iraq gives us hope for a gradual improvement in the international business climate, we continue to closely monitor the possible impact of SARS on the aviation market and the general economic slowdown. However at this point in time there is no reason for changing our forecast."

"EADS remains a strong and stable company with a solid balance sheet, industry-leading order book, commercial aircraft leadership, and growth in defence," the CEOs emphasized. "EADS is actively and prudently managing the business, with a focus on cash, control of costs, and the development of new business. The recent commitments from JetBlue and Chinese Airlines, representing a total of 95 Airbus aircraft, are strong evidence of our continued commercial success in two fast growing market segments: low cost carriers and China - despite SARS."

Actions taken in the first quarter reinforced EADS' growing focus on defence. The CEOs noted that "our recent decision to reinforce our Defence and Security Systems Division through the inclusion of our military combat aircraft business, will further enhance our ability to deliver integrated systems able to meet the demands of future defence markets."

EADS subject to strong seasonal influences

EADS' defence and parapublic businesses, which are mainly part of the Aeronautics and Defence and Civil Systems Divisions, are subject to strong seasonal influences. Typically, revenues and earnings are significantly stronger in the second half of the year.

At Airbus, the second and the fourth quarter of each year are usually the strongest.

EADS' order intake increased in the first three months of 2003 by 41% from EUR 3.8 billion to EUR 5.4 billion, thanks to higher orders received by Airbus, which signed contracts for 42 aircraft (first quarter 2002: 18 aircraft). The EADS order book amounted to a total of EUR 162.7 billion at the end of March and remains the strongest in the global aerospace industry.

EADS recorded Net Income pre-goodwill and exceptionals of EUR 62 million, or EUR 0.08 per share, for the first quarter of 2003. This compares with EUR 139 million, or EUR 0.17 per share, for the same period last year, reflecting the EBIT decrease which was partly offset by tax effects. As usual at EADS, Net Income was significantly affected by non-cash amortisation of goodwill, amounting to EUR -140 million in the first quarter. Net Income after goodwill and exceptionals stood at EUR -93 million (first quarter 2002: EUR -25 million).

EADS reported a positive Net Cash position of EUR 538 million at the end of March 2003 (EUR 1,224 million on 31 December 2002). The Net Cash position figure was impacted by the seasonality effects in operations and the first-time 100% consolidation of Astrium.

In February, EADS successfully launched its first Eurobond transaction, raising EUR 1 billion.

At the end of March 2003, EADS had 107,263 employees, representing an increase of 3% compared to year-end 2002, due to the full consolidation of Astrium and the A380 ramp-up.

Divisional revenues and earnings

The Airbus Division recorded first quarter revenues of EUR 3.8 billion (same period 2002: EUR 4.6 billion). EBIT amounted to EUR 166 million (first quarter 2002: EUR 396 million). The decrease in EBIT is mainly due to the expected increase in R&D cost (EUR 445 million compared to EUR 320 million in the first quarter 2002) primarily related to the A380 ramp-up. However, the operating performance of Airbus before R&D remains very strong, with an EBIT margin pre-R&D above 15%. EBIT was also impacted by lower deliveries: From January to March 2003, Airbus delivered 65 aircraft, compared with 72 aircraft in the same period last year. The revenues and profit recognition of three delivered aircraft has been deferred, due to the customer payment terms of the respective contracts. In addition, the figure for the first quarter of last year included a positive one-time effect on EBIT of EUR 63 million from the sale of EADS' participation in the company Aircelle.

Order intake at Airbus was considerably up, amounting to EUR 3.4 billion (first quarter 2002: EUR 1.3 billion). In January, a Memorandum of Understanding was signed with Malaysia Airline Systems on six A380 aircraft (not yet in the firm order book), demonstrating the market success

of this programme. In early April, the Spanish carrier Iberia signed a contract to acquire 12 A340-600 aircraft (five firm orders and seven options).

Revenues at the Military Transport Aircraft Division remained close to last year's level, at EUR 96 million compared to EUR 101 million in the first quarter 2002. EBIT amounted to EUR -11 million (first quarter 2002: EUR -12 million). Order intake doubled from EUR 61 million to EUR 122 million. The performance of Military Transport Aircraft is expected to improve substantially as a result of the A400M order which is expected to be finalised soon.

The Aeronautics Division slightly increased revenues in the first quarter 2003 to EUR 969 million (first quarter 2002: EUR 936 million). EBIT of EUR 33 million was double last year's first quarter result (EUR 16 million), reflecting the good performance of most businesses. Order intake decreased from EUR 1,458 million to EUR 915 million in the first quarter comparison but is still in the order of magnitude of revenues. The 2002 first quarter order intake included significant contracts for NH90 and Tiger helicopters.

The Space Division, *now consolidating* 100% of Astrium, recorded revenues of EUR 403 million in the first quarter 2003, down from EUR 426 million in the same period last year. EBIT was negative at EUR -21 million (January to March 2002: EUR -33 million). The cost of the planned restructuring estimated at about EUR 280 million will be accounted for in the following quarters. First quarter 2003 order intake increased from EUR 316 million to EUR 341 million.

Revenues for the Defence and Civil Systems Division amounted to EUR 530 million (first quarter 2002: EUR 539 million). Double-digit revenues growth at MBDA, thanks to the ramp-up of *Storm Shadow* and *Meteor* missiles, was offset by a weaker performance from EADS Telecom. However, the biggest part of the Division's revenues is traditionally recorded towards the end of each calendar year. This is again a key factor in negative EBIT of EUR -72 million (first quarter 2002: EUR -72 million). EADS expects the Division to post a positive result in 2003 that is higher than the previous year's EBIT of EUR 40 million. Order intake amounted to EUR 761 million (same period last year: EUR 858 million). In the future, the Military Aircraft business will be included in this Division, which will be renamed Defence and Security Systems.

Outlook

EADS confirms the outlook for 2003, stated by the company on 10 March 2003: EADS anticipates 2003 revenues (assuming an exchange rate of 1 EUR = 1.10 $) and EBIT in the same range as 2002. This is based on 300 deliveries by Airbus - with all firm orders secured by customer pre-delivery payments - and taking into account the increase in R&D spending to peak levels in 2003 for the A380 ramp-up.

The EADS 2003 EBIT target also includes a considerable provision for a significant re-engineering of the Space business in order to achieve profitability during 2004.

These negative effects will be offset by the expected improved performance of the Divisions which are now ramping up defence programmes (Aeronautics, Defence and Security Systems, and Military Transport Aircraft).

In terms of Cash Flow, EADS reiterates its guidance that Free Cash Flow before customer financing will be positive and that the company continues to contain customer financing.

About EADS:

EADS is a global aerospace and defence company and is the world's second largest in terms of revenues with EUR 29.9 billion in 2002. EADS has a workforce of more than 100,000 and is a market leader in defence technology, commercial aircraft, helicopters, space, military transport and combat aircraft, as well as related services. Its family of leading brands includes the commercial aircraft manufacturer Airbus, the world's largest helicopter manufacturer Eurocopter, the space company Astrium and MBDA, the world's second largest missile company. EADS is the biggest partner in the Eurofighter consortium and heads the A400M military transport aircraft programme. The company has over 70 sites in Germany, France, Great Britain and Spain. It is active in many regions worldwide, including the U.S., Russia and Asia.

Contact:

Eckhard Zanger
EADS Communications Finance
Tel. +49 89 607 27961

EADS – Results First Quarter (Q1) 2003
(Amounts in Euro)



EADS Group	Q1 2003	Q1 2002	Change
EBITDA[1], in millions	**389**	687	-43%
Revenues, in millions / **EBIT**[2], in millions	[illegible]	[illegible]	[illegible]
Net Income, in millions	**-93**	-25	-272%
Net Income pre-goodwill amortization and exceptionals, in millions	**62**	139	-55%
Earnings Per Share (EPS) pre-goodwill amortization and exceptionals	**0.08**	0.17	-55%
Order Intake, in millions	**5,378**	3,807	+41%
	31 March 2003	31 Dec 2002	Change
Order Book, in millions	**162,718**	168,339	-3%
Net Cash position, in millions	**538**	1,224	-56%
Employees	**107,263**	103,967	+3%

Revenues, in millions	**5,520**	6,408	-14%
EBITDA[1], in millions	**389**	687	-43%
EBIT[2], in millions	**130**	315	-59%
Net Income, in millions	**-93**	-25	-272%
Net Income pre-goodwill amortization and exceptionals, in millions	**62**	139	-55%
Earnings Per Share (EPS) pre-goodwill amortization and exceptionals	**0.08**	0.17	-55%
Order Intake, in millions	**5,378**	3,807	+41%
	31 March 2003	31 Dec 2002	Change
Order Book, in millions	**162,718**	168,339	-3%
Net Cash position, in millions	**538**	1,224	-56%
Employees	**107,263**	103,967	+3%

[1] Earnings before interest, taxes, depreciation and amortization

[2] Earnings before interest and taxes, pre-goodwill amortization and exceptionals

[3] Order Intake and Order Book based on gross prices

by Division (Amounts in millions of Euro)	Q1 2003	EBIT [2] Q1 2002	Change		Q1 2003	Revenues Q1 2002	Change

Airbus	166	396	-58%		3,775	4,646	-19%
Military Transport Aircraft	-11	-12	+8%		96	101	-5%
Aeronautics	33	16	+106%		969	936	+4%
Space	-21	-33	+36%		403	426	-5%
Defence & Civil Systems	-72	-72	0%		530	539	-2%
Headquarters Consolidation	35	20	-		-253	-240	-
Total	**130**	315	-59%		**5,520**	6,408	-14%

[1] Earnings before interest, taxes, depreciation and amortization

[2] Earnings before interest and taxes, pre-goodwill amortization and exceptionals

[3] Order Intake and Order Book based on gross prices



by Division (Amounts in millions of Euro)	Q1 2003	Order Intake Q1 2002	Change		31-03-2003	Order Book 31-12-2002	Change
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Airbus[3]	3,416	1,261	+171%		134,615	140,996	-5%
Military Transport Aircraft	122	61	+100%		677	633	+7%
Aeronautics	915	1,458	-37%		13,417	13,458	-
Space	341	316	+8%		4,401	3,895	+13%
Defence & Civil Systems	761	858	-11%		10,297	10,110	+2%
Headquarters Consolidation	-177	-147	-		-689	-753	-
Total	**5,378**	3,807	+41%		**162,718**	168,339	-3%

[1] Earnings before interest, taxes, depreciation and amortization

[2] Earnings before interest and taxes, pre-goodwill amortization and exceptionals

[3] Order Intake and Order Book based on gross prices

European Aeronautic Defence and Space Company EADS N.V.
Le Carré · Beechavenue 130-132 · 1119 PR Schiphol Rijk · The Netherlands

EADS Deutschland GmbH · 81663 Munich · Germany
EADS France S.A.S. · 37, boulevard de Montmorency · 75781 Paris Cedex 16 · France
EADS CASA · Ava. de Aragón, 404, 28022 Madrid · Spain